

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

September 26, 2016

Via E-mail
Jason Grubb
Manager and Chief Executive Officer
EFCAR, LLC
222 West Las Colinas Boulevard
Suite 1800 N
Irving, Texas 75039

  Re: EFCAR, LLC
    Registration Statement on Form SF-3
    Filed August 30, 2016
    File No. 333-213381

Dear Mr. Grubb:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-3

General

1. Please confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction I.B.1(e) of Form SF-3.

Prospectus Cover

2. Please revise your list of credit enhancement to include bracketed disclosure about the hedge agreement that is contemplated in the form of prospectus. Please also include bracketed disclosure about the hedge agreement in the list of credit enhancement on pages 122-123.

3. We note your disclosure above the fee table that the "registrant intends to utilize pay-as-you-go takedowns." Please revise to include disclosure that fees will be calculated in accordance with Rule 457(s) of the Securities Act.

Forward-Looking Statements, page 1

4. Please revise the last sentence under this heading to note that you will update forward-looking statements as required by the federal securities laws.

Summary of Prospectus – Pre-funding Feature, page 13

5. We note that you contemplate a pre-funding feature in the summary section. However, there is no detailed explanation of how this feature will work in the main body of the prospectus. Please revise your disclosure to describe the pre-funding feature. Refer to Item 1111(g) of Regulation AB.

6. We note that in the last paragraph of this section on page 14, you state that amounts will be released from the capitalized interest account on certain distribution dates as described under "*The Automobile Loan Contracts –   .*" However, the cross-reference where this information can be found is missing and we could not locate information about capitalized interest account distributions elsewhere in the prospectus. Please revise your disclosure to include the missing cross-reference and, if necessary, add disclosure about such distributions.

Risk Factors

Commingling of collections with the sponsor's corporate funds…, page 42

7. Please include disclosure in your form of prospectus about the extent of commingling of funds. Refer to Item 1108(c)(2) of Regulation AB.

Use of Proceeds, page 46

8. We note that proceeds will be used to pay debts of the sponsor or its affiliates. Please revise to include a statement that no expenses incurred in connection with the selection and acquisition of pool assets are payable from the offering proceeds or include bracketed

Jason Grubb
EFCAR, LLC
September 26, 2016
Page 3

disclosure of the amount of expenses incurred in connection with the selection and acquisition of pool assets that are payable from the offering proceeds. Please refer to Item 1107(j) of Regulation AB

The Sponsor and the Servicer, page 46

9. Please revise your disclosure to include information about the servicer and its experience required under Item 1108(b)(2) of Regulation AB.

[The Originator[s]], page 55

10. Please confirm that, for each unaffiliated third party originator that originated 20% or more of the automobile loan contracts, you will provide information regarding the originator's financial condition to the extent there is a material risk that the effect on its ability to comply with the repurchase or replacement provisions for breaches of representations and warranties in the transaction agreements could have a material impact on ABS or pool performance. See Item 1110(c) of Regulation AB.

11. Please describe any interest that an originator originating 20% or more of the pool assets, or any affiliate of that originator, has retained in the transaction, including the amount and nature of that interest. Please also disclose any hedge materially related to the credit risk of the securities that was entered into by the originator or, if known, by an affiliate of that originator to offset the risk position held. See Item 1110(b)(3) of Regulation AB.

The Sponsor's Automobile Financing Program – Credit Underwriting, page 56

12. We note your disclosure that the sponsor began using a systemic, table-driven credit policy. Please revise to disclose this policy here. Refer to Item 1111 of Regulation AB.

13. On page 57, you have bracketed disclosure that states "[i]f a material amount of electronically originated automobile loan contracts are included in a pool of automobile loan contracts to be sold to an issuing entity, describe the manner in which those automobile loan contracts were originated and the manner in which the related service provider will maintain the electronic automobile loan contracts." It is unclear how the electronically originated automobile loan contracts noted here are different from loans approved by the automated credit underwriting system described in the preceding paragraphs. Please explain how they are different. Please also explain how you will determine what constitutes a "material amount of electronically originated automobile loan contracts" that would trigger additional disclosure.

14. We note that later in your prospectus you provide quantitative tabular information about the statistical composition of the pool based on your proprietary credit scores. It is not clear, therefore, why you would not also be able to provide a description of the credit

scoring system in accordance with Item 1111(b) of Regulation AB. Please revise to include such a description.

The Sponsor's Automobile Financing Program – Loan Servicing, page 57

15. Please confirm that you've described, to the extent material, any special or unique factors involved in servicing sub-prime assets and the servicer's processes and procedures designed to address such factors. If any such factors, processes or procedures are not addressed, please revise your disclosure to include them. Refer to Item 1108(c)(3) of Regulation AB.

The Sponsor's Securitization Program, page 59

16. Please disclose how long the sponsor has been engaged in the securitization of sub-prime automobile assets as well as any other information or factors related to the sponsor that may be material to an analysis of the performance of the sub-prime automobile assets. Refer to Item 1104(c) of Regulation AB. Also, please describe the sponsor's material roles and responsibilities in the transaction as required by Item 1104(d) of Regulation AB.

The Sponsor's [Vintage Origination and] Static Pool Information

17. Please revise to include bracketed disclosure that indicates how the assets in the pool differ from the static pool. Refer to Item 1105 of Regulation AB.

The Trust Property, page 60

18. We note that in the list of assets of the issuing entity, you include the phrase "among other things." Please revise to disclose what these other things may be. Refer to Item 1111(a) of Regulation AB.

Depositor Review of Automobile Loan Contracts, page 61

19. We note your bracketed disclosure that a certain percentage of the principal balance of automobile loan contracts acquired from unaffiliated third party originators does not have underwriting data. You state that "[a]t the time of these acquisitions, the sponsor performed the procedures described under '*The Originator[s].*'" However, in the section titled "The Originator[s]" on page 55, the bracketed disclosure states that you will include information about the identity and other background information of certain unaffiliated third party originators but does not include any disclosure about procedures to be performed by the sponsor. Please revise your disclosure to describe the types of procedures the sponsor will perform with respect to unaffiliated third party originators.

20. We also note your bracketed disclosure that this unavailable underwriting data is "not known or reasonably available to the sponsor of as of the date of this prospectus[, as the information rests…" The scope of your reliance on Rule 409 of the Securities is not clear to us, and it is also not clear that you will be able to make the required showing under Rule 409. Please revise your disclosure to indicate what information about assets you believe could not be requested from unaffiliated originators, and please provide us with an analysis of why you believe you would be able to exclude this information from the prospectus.

21. We note your statement that the sponsor elected to include certain automobile loan contracts because the sponsor's practice is to securitize all eligible assets in its portfolio using selection procedures that were not known or intended by the sponsor to be adverse to the issuing entity. Please revise to clarify what you mean by "intended by the sponsor to be adverse to the issuing entity."

22. We note your bracketed disclosure that sponsor determined that certain automobile loan contracts should be included in the pool despite having been originated as an exception to the credit policies. Please indicate the amount and percentage of contracts that were originated as an exception to the underwriting criteria and include data on the amount and the characteristics of the assets that did not meet the disclosed underwriting standards. Please refer to Item 1111(a)(8) of Regulation AB.

23. In addition, with respect to those assets that did not meet the disclosed underwriting standards, please revise to disclose the compensating factors used for those loans or explain whether a determination was made that the deviation was not material. We note your disclosure on page 57 indicating that certain credit applications may receive conditional approvals, indicating that an application would be approved if certain characteristics of the requests loan, such as the type of underlying vehicle or the loan payment terms, were modified. We also note you disclose on page 57 that in some cases a sponsor may purchase a loan despite errors that were found relating to the loan application.

24. We note your bracketed disclosure that all of the systems utilized by the sponsor or depositor that are described above and all of the internal reviews and oversight that are described above as being performed by personnel of the sponsor or depositor will also be utilized to ensure the accuracy of the disclosure made in this prospectus as it relates to the subsequent automobile loan contracts. Please add a conclusion in your disclosure as to whether the sponsor´s pre-offering review provided the sponsor with such reasonable assurance. See Item 1111(a)(7)(ii) of Regulation AB and Rule 193 under the Securities Act.

The Automobile Loan Contracts

Repurchase Obligations, page 89

25. We note your disclosure that certain representations and warranties "are subject to important qualifications or limitations, such as knowledge qualifiers, or relate to actions taken by a third-party." Please revise to clarify how this may impact repurchase obligation of the sponsor and depositor.

[Asset-Level Data About the Automobile Loan Contracts [To be added for offerings after November 22, 2016], page 90

26. We note your bracketed disclosure stating that for offerings after November 22, 2016, you will file asset-level information on Form ABS-EE. Please confirm the following with respect to the asset-level information you will file:

- That at the time of filing your preliminary prospectus, the asset-level disclosure will be delivered to investors as part of the prospectus. See Securities Act Rule 424(h) and Exchange Act Rule 15c2-8.
- That the Form ABS-EE filed incorporated into any prospectus will include all applicable data points and comply with the guidance provided in Information for Form ABS-EE Filings, available on the Division's website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.
- That each data point included in Form ABS-EE will conform to definition of each item requirement.
- That, if additional disclosure may be appropriate (either in the prospectus, or in any periodic report) to provide investors with clear disclosure about the assets in the pool, based on the facts and circumstances presented by the particular assets in the pool, you will provide those disclosures in Exhibit 103 to Form ABS-EE as additional data tags or explanatory narrative.

Description of the Transaction Documents

[The Revolving Period, page 112

27. Please confirm that the revolving period will not extend for more than three years from the date of issuance. Refer to Item 1101(c)(3)(iii) of Regulation AB.

Statements to Noteholders, page 121

28. We note your statement that no separate notification will be provided to investors about when changes are made to the asset pool and that filings detailing the automobile loan

contract pool composition will be filed periodically on Form 10-D. Please clarify that the asset-level information will be filed on Form ABS-EE at the same time the Form 10-D is filed. Please also tell us if asset-level information will be included in the statements to noteholders after the November 23, 2016 compliance date.

Modifications and Amendments of Automobile Loan Contracts, page 127

29. Please revise your disclosure to describe how such modifications may affect the cash flows from the assets or to the securities. Refer to Item 1111(e)(2) of Regulation AB.

Asset Representations Review Triggers and Procedures – Delinquency Trigger, page 131

30. We note your disclosure on page 131 that "[t]he servicer considers an automobile loan contract 61 days delinquent for purposes of calculating the delinquency rate when an obligor fails to make at least % of a contractual payment by the related contractual due date." We further note your disclosure on page 86 that "[t]he servicer considers an automobile loan contract to become delinquent on a due date if the obligor fails to pay more than   % of the contractual payment that is due on that due date." Please let us know whether or not these measures of delinquency will be the same. If they will not be the same, please tell us how investors will be able to monitor and track delinquencies for purposes of the asset representations review provision.

Dispute Resolution for Repurchase Requests, page 134

31. You state that "any noteholder will then have the right to refer the unresolved repurchase request to either mediation (including non-binding arbitration) or binding arbitration" and immediately thereafter state that "[h]olders of notes representing [five] percent or more of the note principal balance of the [most senior class of] notes then Outstanding may also direct the indenture trustee to provide the related notice to the sponsor and the depositor, and participate in the selected resolution method, on their behalf." The first statement appears to say that an individual investor can commence mediation or arbitration (or join an ongoing mediation or arbitration) without needing a trustee to act as intermediary. Please confirm our reading of that statement and revise to clarify.

32. We note your disclosure on page 135 stating that if the parties fail to agree at the completion of the mediation, the requesting party may choose to submit the matter to arbitration. Please revise to clarify that the requesting party may choose to submit the matter to either binding arbitration or court adjudication. Please also make conforming changes to Section 3.4 of Exhibit 4.5 Sale and Servicing Agreement.

33. We note your disclosure indicating that requesting parties may choose mediation, which will include non-binding arbitration. Please revise the language on page 135 to clarify that (i) the final determination of the arbitrator in binding arbitration will be final and

non-appealable and (ii) by selecting <u>binding</u> arbitration, the requesting party is forfeiting its right to sue in court. Please also make conforming changes to Section 3.4 of Exhibit 4.5 Sale and Servicing Agreement.

34. We note your statement on page 135 that "[e]ach party will agree to keep the details of the repurchase request and the dispute resolution confidential." Please revise to clarify that this restriction is limited to the parties to the mediation or arbitration and that the restriction will not conflict with the ability of investors to communicate with respect to a repurchase request or dispute resolution, as required by General Instruction I.B.1(d) of Form SF-3. Please also make conforming changes to Section 3.4 of Exhibit 4.5 Sale and Servicing Agreement.

Credit Risk Retention, page 155

35. Please correct your references to "Regulation RR of the Securities Act" to refer instead to Regulation RR under the Exchange Act.

36. We note that, in calculating the fair value of the eligible horizontal residual interest, you have assumed that receivables prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407), the agencies stated that they expect the key inputs and assumptions would not assume straight lines. Please tell us why you believe an assumption of a constant prepayment rate is appropriate.

Annexes A, B and C

37. Please revise to include language which indicates that these annexes are specifically incorporated into the prospectus.

Annex B – Static Pool Information, page B-1

38. Item 1105(a)(3)(i)(A) of Regulation AB requires that delinquency, cumulative loss, and prepayment information for prior securitized pools of the sponsor for the same asset type be provided for the prior five years. You have only provided information about cumulative losses. Please revise or advise.

Exhibits

General

39. Please confirm that all revisions made in the prospectus in response to our comments will be applied to the applicable transaction documents, as necessary. Please file your revised exhibits in an amendment prior to effectiveness.

40. Please be advised that EDGAR is now accepting the filing of the form of certification for shelf offerings of asset-backed securities as Exhibit 36. Please refile Exhibit 99.36 as Exhibit 36.1 with your next amendment.

Exhibit 4.2 Form of Indenture

Section 6.2, page 47

41. Section 6.2(b) provides that "[b]efore the Indenture Trustee acts or refrains from acting, it may require an Officer's Certificate or an Opinion of Counsel, the costs of which (including the Indenture Trustee's reasonable attorney's fees and expenses) shall be paid by the party requesting that the Indenture Trustee act or refrain from acting." If a noteholder must make a repurchase request through the indenture trustee, please revise the form of Indenture, and elsewhere as necessary, to indicate that such restriction will not apply to the indenture trustee's duties in connection with actions relating to asset representations reviews, repurchase requests and dispute resolution.

Section 7.2, page 58

42. Section 7.2(d) provides that the "Indenture Trustee will not be required to take action in response to requests, demands or directions of a Noteholder or a Note Owner, other than requests, demands or directions relating to an asset representations review demand pursuant to Section 7.2(f), unless the Noteholder or Note Owner has offered reasonable security or indemnity reasonably satisfactory to the Indenture Trustee…" Please revise the form of Indenture, and elsewhere as necessary, to indicate that such restriction will not apply to the indenture trustee's duties in connection with actions relating to repurchase requests and dispute resolution.

Exhibit 5.1 Opinion of Katten Muchin Rosenman LLP with respect to legality

43. Please confirm that an appropriately unqualified (without assumptions) legal opinion will be filed at the time of each takedown. See section III. B.2.a. of Staff Legal Bulletin 19.

Exhibit 10.3 Form of Asset Representations Review Agreement

44. We note on page 5 that the reasonable out-of-pocket expenses of the Asset
   Representations Reviewer for its participation in any dispute resolution proceeding will
   be paid by a party to the dispute resolution as determined by the mediator or arbitrator.
   For mediation, the parties shall mutually determine the allocation of any expenses.
   Please revise accordingly. Refer to General Instruction I.B.1(c)(B) of Form SF-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement, please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact Michelle Stasny, Special Counsel, at (202) 551-3674 or me at (202) 551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Walter Evans, Esq.
        Exeter Finance Corp.

        John P. Keiserman, Esq.
        Katten Muchin Rosenman LLP